[Reference Translation]

July 20, 2018

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

First Section of Tokyo Stock Exchange

and Nagoya Stock Exchange

Name and Title of Contact Person:

Kenta Kon, Managing Officer,

General Manager of Accounting Division

(Telephone Number: 0565-28-2121)

Notice Concerning Absorption-type Merger (Simplified/Short-form Merger) with TOYOTA Info Technology Center Co., Ltd., a Wholly-owned Subsidiary of Toyota Motor Corporation

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at its meeting of the board of directors held on July 20, 2018, to conduct an absorption-type merger through which TOYOTA Info Technology Center Co., Ltd. (“ITC”), a consolidated subsidiary of TMC, will merge with and into TMC, effective April 1, 2019.

Because the merger is a simplified merger in which the target company is a wholly-owned subsidiary of TMC, the disclosure of certain information has been omitted.

1.	Purpose of the Merger

Since TMC established ITC in January 2001, competitions in technology development of the connected domain have been intensified and a mobility services business has rapidly progressed, and it is required to accelerate research and development of such domain and to deploy such business quickly.

By merging advanced research and development, which are now done in each organization respectively, of technology, products, and services, we will strengthen and accelerate development of new mobility services, and will keep improving the competitiveness.

2.	Summary of the Merger

(1)    Schedule of the Merger

Meetings of the board of directors of TMC and ITC to resolve the merger	July 20, 2018

Execution date of the merger agreement	unfixed

Scheduled date of the merger (effective date)	April 1, 2019 (scheduled)

(Note)    Because the merger qualifies as a simplified merger as defined in Article 796, Paragraph 2 of the Companies Act of Japan for TMC, and as a short-form merger as defined in Article 784, Paragraph 1 of the Companies Act of Japan for ITC, TMC and ITC will implement the merger without obtaining approval for the merger agreement at their respective general shareholders’ meetings.

(2)    Form of the Merger

Absorption-type merger through which ITC, the absorbed company, will merge with and into TMC, the surviving company.

(3)    Allocation of Shares in the Merger

Not applicable

(4)    Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of the Absorbed Company

ITC has not issued any stock acquisition rights or bonds with stock acquisition rights.

3.	Outline of Parties to the Merger

(as of March 31, 2018)

(1) Trade Name	Toyota Motor Corporation (surviving company)	TOYOTA Info Technology Center Co., Ltd. (absorbed company)

(2) Address of Head Office	1 Toyota-cho, Toyota City, Aichi Prefecture	6-6-20 Akasaka, Minato-ku, Tokyo

(3) Name and Title of Representative	Akio Toyoda, President	Takashi Imai, President and CEO

(4) Description of Business	Motor vehicle production and sales	• Technical research on cutting-edge cloud computing and software architecture • Advanced investigation and research on communication network • Research on MaaS related technology

(5) Capital	635,401 million yen	1,726 million yen

(6) Establishment	August 27, 1937	January 21, 2001

(7) Number of Shares Issued	3,310,097,492 shares	39,000 shares

(8) Fiscal Year-End	March 31	March 31

(9) Major Shareholders and Percentage of Shareholding	Japan Trustee Services Bank, Ltd.	12.89%	Toyota Motor Corporation	100%
	Toyota Industries Corporation	7.85%
	The Master Trust Bank of Japan, Ltd.	5.83%
	State Street Bank and Trust Company (Standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd. )	4.04%
	Nippon Life Insurance Company	3.77%

(10) Financial Condition and Results of Operations for the Most Recent Fiscal Year (Fiscal year ended March 31, 2018)	Toyota Motor Corporation (Consolidated, U.S. GAAP)		TOYOTA Info Technology Center Co., Ltd. (Unconsolidated, Japan GAAP)

Net assets	19,922,076 million yen		2,136 million yen

Total assets	50,308,249 million yen		2,674 million yen

Net assets per share	6,438.65 yen		54,775.25 yen

Net revenues	29,379,510 million yen		3,058 million yen

Operating income	2,399,862 million yen		124 million yen

Ordinary income	—		211 million yen

Net income	2,493,983 million yen		100 million yen

Net income per share	842.00 yen		2,569.80 yen

(Note 1)     TMC holds 353,073,500 shares (10.67%) of its common stock as of March 31, 2018.

(Note 2)     TMC prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Because there is no line item for “Net assets per share” under U.S. GAAP, the above figure represents “Shareholders’ equity per share”.

(Note 3)     TMC prepares its consolidated financial statements in accordance with U.S. GAAP. Because there is no line item for “Ordinary income” under U.S. GAAP, such information has been omitted from the above table.

4.	Status of TMC following the Merger

The merger will not result in any changes in the trade name, address, name and title of representative, business activities, capital or fiscal period of TMC.

5.	Outlook

The merger will not have any material impact on TMC’s consolidated or unconsolidated results of operations.

(Reference)	Forecast of Consolidated Results of Operations for Fiscal 2019 (as announced on May 9, 2018) and Consolidated Results of Operations for Fiscal 2018

	Net revenues (consolidated)	Operating income (consolidated)	Ordinary income (consolidated)	(millions of yen) Net income attributable to Toyota Motor Corporation (consolidated)
Forecasts for Fiscal 2019 (fiscal year ending March 31, 2019)	29,000,000	2,300,000	—	2,120,000
Results of Operations for Fiscal 2018 (fiscal year ended March 31, 2018)	29,379,510	2,399,862	—	2,493,983

(Note)     TMC prepares its consolidated financial statements in accordance with U.S. GAAP. Because there is no line item for “Ordinary income” under U.S. GAAP, such information has been omitted from the above table.